Filed Pursuant to Rule 433

Registration Statement No. 333-185478

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated May 18, 2015 and Prospectus dated December 14, 2012)

May 18, 2015

US$600,000,000 Floating Rate Notes due May 25, 2018

US$600,000,000 Floating Rate Notes due May 25, 2018

Issuer:	Westpac Banking Corporation

Principal Amount:	US$600,000,000. Due to additional investor demand, the aggregate principal amount of the Floating Rate Notes due May 25, 2018 has been increased from $500,000,000 to $600,000,000.

Ranking:	Senior Unsecured

Expected Ratings:	Aa2/AA-; Stable/Stable (Moody’s/S&P)*

Legal Format:	SEC Registered Global Notes

Trade Date:	May 18, 2015

Settlement Date:	May 26, 2015 (T+5)

Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	May 25, 2018

Price to Public:	100.000%

Interest Rate:	Floating Rate

Reference Benchmark:	U.S. Dollar three-month LIBOR

Spread to Benchmark:	plus 43 basis points

Gross Spread:	15 basis points

All-in Price:	99.850%

Interest Payment Dates:	Payable quarterly in arrears on February 25, May 25, August 25 and November 25 of each year, commencing August 25, 2015 (short first coupon), subject to Business Day Convention

Interest Reset Dates:	Quarterly on February 25, May 25, August 25 and November 25 of each year, commencing August 25, 2015

Initial Interest Rate:	U.S. Dollar three-month LIBOR, determined as of two London business days prior to the Settlement Date, plus 43 basis points

Day Count Convention:	Actual/360

Net Proceeds:	US$599,100,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close.

Business Day Convention:

If any interest payment date would fall on a day that is not a Business Day, other than the interest payment date that is also the date of maturity for the notes, that interest payment date will be postponed to the following day that is a Business Day, except that if such next Business Day is in a different month, then that interest payment date will be the immediately preceding day that is a Business Day.

Interest Periods:

Except as described below for the first interest period, on each interest payment date, interest will be paid or duly provided for the period commencing on and including the immediately preceding interest payment date and ending on and including the day preceding the next interest payment date. We refer to this period as an “interest period.” The first interest period will begin on and include May 26, 2015 and will end on and include the day preceding the first interest payment date.

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214CN1

ISIN:	US961214CN14

Joint Active Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co- Managers:	Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated May 18, 2015 and Prospectus dated December 14, 2012)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 800 831 9146,  J.P. Morgan Securities LLC at 212 834 4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 800 294 1322.